Exhibit 12.1
AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(In Thousands, except Ratios)

	Period from October 29					Three Months
	(Commencement of operations)					Ended
	through December 31, 2004	Years Ended December 31,				March 31,
	2004	2005	2006	2007	2008	2009
Fixed Charges:
Interest Expense	$—	$8,172	$55,766	$112,166	$216,577	$44,123
Interest capitalized during the period	—	—	—	7,267	5,737	271
Portion of rent expense representative of interest	—	82	246	296	436	105

Total Fixed Charges	$—	$8,254	$56,012	$119,729	$222,750	$44,499

Earnings:
Income from continuing operations before income taxes	$(1,465)	$137	$50,765	$122,061	$122,832	$20,387
Add fixed charges per above	—	8,254	56,012	119,729	222,750	44,499
Less interest capitalized during the period	—	—	—	(7,267)	(5,737)	(271)
Current period amortization of interest capitalized in prior periods	—	—	—	—	283	96

Total Earnings	$(1,465)	$8,391	$106,777	$234,523	$340,128	$64,711

Ratio of earnings to fixed charges	—	1.02	1.91	1.96	1.53	1.45